SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. OpenText and Purchaser (each as defined below) have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

Securities Sought	All shares of common stock of Zix Corporation (“Zix”), par value $0.01 per share (each, a “Share”), that are issued and outstanding.

Price Offered Per Share	$8.50 in cash, without interest and subject to any applicable withholding taxes (the “Offer Price”).

Scheduled Expiration of the Offer	One minute after 11:59 P.M., Eastern time, on December 20, 2021, unless the Offer (as defined below) is extended or terminated in accordance with the Merger Agreement. See Section 1 — “Terms of the Offer.”

Purchaser	Zeta Merger Sub Inc., a Texas corporation and a wholly-owned subsidiary of Open Text Corporation.

Merger	At or around 7:00 A.M., Central time, on the date of the acceptance of the Offer and subject to the satisfaction or (to the extent permitted by law) waiver of certain conditions, Purchaser will be merged with and into Zix (the “Merger”), without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 21.459(c) of the Texas Business Organizations Code (the “TBOC”), and Zix will be the surviving corporation (the “Surviving Corporation”) and become a wholly-owned subsidiary of Open Text Corporation.

Who is offering to purchase my Shares?

Zeta Merger Sub Inc., a Texas corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), is offering to purchase all issued and outstanding Shares. Purchaser was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Zix with Zix continuing as the Surviving Corporation. See the “Introduction” and Section 9 — “Certain Information Concerning Purchaser and OpenText.”

Unless the context otherwise requires, the terms “we,” “us” or “our” refer to Purchaser and, unless the context otherwise requires, we use the term “Offer” to refer to the terms and conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, together with any amendments or supplements thereto.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the issued and outstanding shares of the common stock, par value $0.01 per share, of Zix, on the terms and subject to the conditions set forth in this Offer to Purchase. We are not making an offer to purchase any of the outstanding shares of the Zix’s Series A Preferred Stock, par value $1.00 per share (the “Series A Preferred Stock”). However, holders of Series A Preferred Stock may convert their shares of Series A Preferred Stock into Shares by delivering a notice of conversion together with a properly completed and duly executed Letter of Transmittal to the Depositary, which will convert such shares of Series A Preferred

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Stock into Shares and process such Letter of Transmittal relating to the resulting Shares in the same manner as other Shares tendered into the Offer. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

The Offer is the first step in our plan to acquire all of the issued and outstanding Shares as provided in the Agreement and Plan of Merger by and among Zix, OpenText and us, dated as of November 7, 2021 (as it may be amended from time to time, the “Merger Agreement”). If the Offer is consummated, pursuant to the Merger Agreement, OpenText intends, at or around 7:00 A.M., Central time, on the date of the acceptance of the Offer, subject to the satisfaction or (to the extent permitted by law) waiver of certain conditions, to cause us to effect the Merger. Upon the closing of the Merger, Zix would cease to be a publicly traded company and would become a wholly-owned subsidiary of OpenText.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $8.50 per Share, in cash, without interest and subject to any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

What does the Zix board of directors (the “Zix Board”) think of the Offer?

The Zix Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are advisable and fair to and in the best interests of Zix and its stockholders; (ii) approved the execution and delivery of the Merger Agreement by Zix, the performance by Zix of its covenants and other obligations in the Merger Agreement, and the consummation of the Transactions upon the terms and conditions set forth in the Merger Agreement; and (iii) resolved to recommend that the stockholders of Zix accept the Offer and tender their Shares to Purchaser pursuant to the Offer (collectively, the “Company Board Recommendation”).

See the “Introduction,” Section 10 — “Background of the Offer; Contacts with Zix” and Section 11 — “Purpose of the Offer and Plans for Zix; The Merger Agreement and Other Agreements” below, and Zix’s Solicitation/Recommendation Statement on Schedule 14D-9 to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders within one business day following the date hereof.

Is there an agreement governing the Offer?

Yes. Zix, OpenText and Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Zix. If we consummate the Offer and the conditions to the Merger are satisfied or (to the extent permitted by law) waived, we intend to effect the Merger, without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 21.459(c) of the TBOC.

See Section 11 — “Purpose of the Offer and Plans for Zix; The Merger Agreement and Other Agreements” and Section 13 — “Conditions to the Offer.”

Is the Offer conditioned on you obtaining financing?

No. Acceptance of the Offer is not subject to any financing condition. The total amount of funds required by OpenText and Purchaser to consummate the Offer and purchase all issued and outstanding Shares and other equity-based interests of Zix pursuant to the Offer and the Merger is approximately $699.7 million, plus related fees and expenses. OpenText and we anticipate funding such cash requirements from cash on hand.

See Section 12 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	OpenText’s cash on hand and existing debt facilities are sufficient to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we intend to acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute after 11:59 P.M., Eastern time, on December 20, 2021, unless the Offer is extended or earlier terminated by Purchaser pursuant to the terms of the Merger Agreement (such date, as it may be so extended, the “Expiration Date”, and such time, as it may be so extended, the “Expiration Time”). If you cannot deliver everything required to make a valid tender to the Depositary (as defined below) prior to such time, you may be able to use a guaranteed delivery procedure that is described in Section 3 — “Procedures for Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Time.

The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. Specifically, we have agreed in the Merger Agreement that (i) we will extend the Offer for consecutive periods of up to ten business days each (or such longer period as OpenText, Purchaser and Zix may agree), until the HSR Condition (as defined below) has been satisfied, (ii) if, as of any Expiration Time, any Offer Condition (as defined below) other than the HSR Condition is not satisfied and has not been waived, we may, without Zix’s consent, extend the Offer on one or more occasions for consecutive periods of up to ten business days each (or such longer period as OpenText, Purchaser and Zix may agree in writing), until such time as all Offer Conditions are satisfied or waived, and (iii) we will extend the Offer for the minimum period required by any law, any interpretations or position of the SEC or its staff thereof, or any rules and regulations the Nasdaq Capital Market (“Nasdaq”) applicable to the Offer (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price). If, as of the Expiration Time of the last extension period referred to in the preceding sentence, any Offer Condition (other than the Minimum Condition (as defined below)) is not satisfied and has not been waived by us, to the extent waivable, then at Zix’s request (which request may be made up to three times), we are required to extend the Offer for an additional period of up to ten business days (or such longer period as OpenText, Zix and we may agree) to permit such Offer Condition(s) to be satisfied.

However, we are not required to extend the Offer beyond the earlier of (i) the valid termination of the Merger Agreement, (ii) the Termination Date and (iii) the final Expiration Date following all permitted extensions described in the preceding paragraph (such earliest occurrence, the “Extension Deadline”), and we are not permitted to extend the Offer beyond the Extension Deadline without Zix’s written consent. The “Termination Date” will be March 8, 2022 unless extended in accordance with the terms of the Merger Agreement.

If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares. No subsequent offering period will be available after the Expiration Time.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary and payment agent for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 A.M., Eastern time, on the next business day after the previously scheduled Expiration Time.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or (to the extent permitted by law) waiver of the following conditions (each, an “Offer Condition”):

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By the Expiration Time the number of Shares validly tendered, received (within the meaning of Section 21.459(c) of the TBOC) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 21.459(c) of the TBOC), together with any Shares beneficially owned by OpenText or any wholly-owned subsidiary of OpenText, equals at least one Share more than two-thirds of the sum of (i) all issued and outstanding Shares and (ii) the largest number of Shares into which shares of Series A Preferred Stock are convertible pursuant to the applicable Certificate of Designation, in each case, calculated as of the Expiration Time, excluding from such outstanding amount any Shares held in treasury by Zix as of the expiration of the Offer or any other Shares acquired by Zix prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of Company Options (as defined below)) (the “Minimum Condition”).

•	At the Expiration Time:

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the applicable waiting period, together with any extensions thereof, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), will have expired or been terminated (the “HSR Condition”);

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no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Offer or the Merger is in effect, no action has been taken by any governmental authority of competent jurisdiction, and no law will have been enacted, entered, issued, promulgated, enforced or deemed applicable to the Offer or the Merger, that, in each case, (i) prohibits, makes illegal or enjoins the consummation of the Offer or the Merger or (ii) imposes any limitation or restriction on ownership or operations, or compels any sale, divestiture, license, disposal or holding separate of all or any portion of the assets or business of Zix and its subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Burdensome Effect (as defined below) (the condition under this paragraph, together with the HSR Condition, the “Regulatory Conditions”);

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the representations and warranties of Zix in the Merger Agreement will be accurate, subject to the materiality and other qualifications set forth in the Merger Agreement as more particularly described in Section 13 — “Conditions to the Offer” (the “Representations Condition”);

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Zix will have performed and complied in all material respects with all covenants and obligations required to be performed and complied with by it at or prior to the applicable date (the “Covenants Condition”);

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OpenText will have received a certificate of Zix validly executed for and on behalf of Zix and in its name by a duly authorized executive officer of Zix, certifying that that the Representations Condition and the Covenants Condition have been satisfied;

•	no Company Material Adverse Effect (as defined below) will have occurred after November 7, 2021; and

•	the Merger Agreement will not have been validly terminated in accordance with its terms (the “Termination Condition”).

For purposes of determining whether the Minimum Condition has been satisfied, OpenText and Purchaser will exclude Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 21.459(c) of the TBOC.

To the extent permitted by law, we expressly reserve the right (in our sole discretion) to increase the Offer Price, waive any Offer Condition or make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement, except that without Zix’s prior written consent, (1) the Minimum Condition may not be amended or waived; (2) we cannot decrease the Offer Price; and (3) no change may be made to the Offer that (a) changes the form of consideration to be delivered by us pursuant to the Offer; (b) decreases the number of Shares sought to be purchased by us in the Offer; (c) imposes conditions or requirements to the Offer in addition to the Offer Conditions; (d) except as provided in Merger Agreement, terminates the Offer or accelerates, extends or otherwise changes the Expiration Date; (e) otherwise amends or modifies any of the other terms of the Offer in a manner that adversely affects holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of OpenText or Purchaser to consummate the Offer, Merger and other transactions contemplated by the Merger Agreement (the “Transactions”) in accordance with the Merger Agreement; or (f) provides any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) unless the Merger Agreement is terminated in accordance with its terms.

See Section 13 — “Conditions to the Offer.”

Have any Zix stockholders entered into agreements with OpenText or its affiliates requiring them to tender their Shares?

Yes. Concurrently with the execution and delivery of the Merger Agreement, OpenText and Purchaser entered into a Tender and Voting Agreement with Mark J. Bonney, Maryclaire Campbell, Taher A. Elgamal, Robert C. Hausmann, Maribess L. Miller, David J. Wagner, Ryan L. Allphin, John P. Di Leo, David E. Rockvam and Noah F. Webster, directors and executive officers of Zix, pursuant to which each such executive officer and director agreed, among other things, to tender his or her Shares pursuant to the Offer. Each such executive officer and director also agreed to vote his or her Shares against (a) any Acquisition Proposal (as defined below) or any proposal relating to any Acquisition Proposal, (b) any merger (other than the Merger), consolidation or other combination involving Zix or any of its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of Zix or any of its subsidiaries, (c) to the extent submitted to a stockholder vote, any change in the business or management of Zix or in the Zix Board (other than as directed by OpenText or Purchaser) or (d) any other action, proposal or agreement that would (i) reasonably be expected to impede,

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interfere with, materially delay or postpone the Merger or the other transactions contemplated by the Merger Agreement, (ii) result in any of the Offer Conditions or conditions to the Merger not being fulfilled or satisfied or (iii) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity security interests in, Zix. Such Tender and Voting Agreement terminates upon the earlier of (x) the termination of the Merger Agreement in accordance with its terms, (y) the Effective Time and (z) the mutual written agreement of the parties thereto to terminate the Tender and Voting Agreement.

Concurrently with the execution and delivery of the Merger Agreement, OpenText, Purchaser and Zix also entered into a Tender and Voting Agreement with Zephyr Holdco, LLC (“Zephyr Holdco”), pursuant to which Zephyr Holdco agreed, among other things, to convert all of its Series A Preferred Stock of Zix and tender all such converted Shares pursuant to the Offer. Zephyr Holdco also agreed to vote its Shares against (a) any Acquisition Proposal (as defined below) or any proposal relating to any Acquisition Proposal, (b) any merger (other than the Merger), consolidation or other combination involving Zix or any of its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of Zix or any of its subsidiaries, (c) to the extent submitted to a stockholder vote, any change in the business or management of Zix or in the Zix Board (other than as directed by OpenText or Purchaser) or (d) any other action, proposal or agreement that would (i) reasonably be expected to impede, interfere with, materially delay or postpone the Merger and the other transactions contemplated by the Merger Agreement, (ii) result in any of the Offer Conditions or conditions to the Merger not being fulfilled or satisfied or (iii) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity security interests in, Zix. Such Tender and Voting Agreement terminates upon the earlier of (w) the termination of the Merger Agreement in accordance with its terms, (x) the Effective Time, (y) the mutual written agreement of the parties thereto to terminate the Tender and Voting Agreement, and (z) an “Adverse Amendment” (which, as defined in such Tender and Voting Agreement, means an amendment or modification to the Merger Agreement or the Offer documents, or a waiver of a provision therein, without Zephyr Holdco’s prior written consent, that (A) materially delays or imposes any additional material restrictions or conditions on the payment of the acceptance consideration and/or the merger consideration, (B) imposes any additional material conditions on the consummation of the Merger, (C) decreases the amount or changes the kind of consideration to be paid to the Zix’s stockholders in connection with the Merger or (D) adversely affects the tax consequences of the Merger to Zephyr Holdco.)

As of the close of business on November 18, 2021, these stockholders collectively owned a number of Shares (including Shares issuable upon the conversion of Series A Preferred Stock) equal to approximately 31.3% of the issued and outstanding Shares (including Shares issuable upon the conversion of Series A Preferred Stock). If a stockholder acquires shares that are subject to the Tender and Voting Agreements, then those Shares would also be subject to the terms of the Tender and Voting Agreement.

See Section 11 — “Purpose of the Offer and Plans for Guidance; The Merger Agreement and Other Agreements” for a description of the Tender and Voting Agreements.

How do I tender my Shares?

If you wish to accept the Offer and:

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you are a record holder (i.e., a stock certificate or book entry has been issued to or entered for you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), and, unless you hold book-entry Shares through the Depository Trust Company (“DTC”), a Letter of Transmittal, properly completed and duly executed, and any other documents required by the Letter of Transmittal, to the Depositary. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares”;

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you are a record holder, but your stock certificate or book entry is not available or you cannot deliver or transfer it to the Depositary before the Offer expires, you may be able to obtain two additional

Nasdaq trading days to deliver or transfer your Shares by delivering the enclosed Notice of Guaranteed Delivery, properly completed and duly executed, to the Depositary before the Offer expires. See Section 3 — “Procedures for Tendering Shares” for more information; or

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you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee (i.e., your Shares are held in “street name”), you should promptly contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

If the Offer is completed, will Zix continue as a public company?

No. At or around 7:00 A.M., Central time, on the date of the acceptance of the Offer and subject to the satisfaction or (to the extent permitted by law) waiver of the conditions to the Merger, we expect to complete the Merger, without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 21.459(c) of the TBOC, after which the Surviving Corporation will be a wholly-owned subsidiary of OpenText and Shares will no longer be publicly traded.

See Section 7 — “Certain Effects of the Offer and the Merger.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will have the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. If we purchase Shares in the Offer, we are obligated under the Merger Agreement, subject to the satisfaction or (to the extent permitted by law) waiver of the conditions therein, to cause the proposed Merger to occur.

See Section 7 — “Certain Effects of the Offer and the Merger.”

Will the Offer be followed by the Merger if all Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly acquire that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 21.459(c) of the TBOC) that, together with any Shares beneficially owned by OpenText or any wholly owned subsidiary of OpenText, equals at least one Share more than two-thirds of the sum of (i) all issued and outstanding Shares and (ii) the largest number of Shares into which shares of Series A Preferred Stock are convertible pursuant to the applicable Certificate of Designation, excluding from such outstanding amount any Shares held in treasury by Zix as of the expiration of the Offer or any other Shares acquired by the Zix prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of Zix options), then, in accordance with the terms of the Merger Agreement, subject to the satisfaction or (to the extent permitted by law) waiver of certain conditions, Purchaser will be merged with and into Zix, without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 21.459(c) of the TBOC, and Zix will be the Surviving Corporation and become a wholly-owned subsidiary of OpenText. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted without Zix’s prior written consent (in Zix’s sole discretion)) to accept Shares for purchase in the Offer or effect the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the TBOC, Zix stockholders (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under (and subject to) the TBOC in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, if they do not properly exercise appraisal rights under Texas law, have the right to receive the same cash consideration for their Shares as was payable in the Offer (the “Per Share Price”).

See Section 11 — “Purpose of the Offer and Plans for Zix; The Merger Agreement and Other Agreements,” and Section 15 — “Certain Legal Matters.”

What was the market value of my Shares as of a recent date?

The Offer Price represents (i) a premium of 16% to the volume-weighted average closing price per Share for the 20 trading days prior to October 18, 2021, when news reports appeared regarding a potential transaction and (ii) a discount of approximately 2.7% to the closing price per Share on November 5, 2021 of $8.74, the last trading day prior to the public announcement of the Merger Agreement.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, stockholders who do not tender their Shares in the Offer and continue to own their Shares at the time of the Merger and fulfill certain other requirements of the TBOC will be entitled to appraisal rights in connection with the Merger. Stockholders must properly perfect their right to seek appraisal under the TBOC in connection with the Merger in order to exercise appraisal rights.

See Section 15 — “Certain Legal Matters.”

What will happen to my Company Stock-Based Awards and options to acquire Shares?

The Offer is being made for all outstanding Shares and not for Company Stock-Based Awards (as defined below) or Company Options (as defined below). Company Stock-Based Awards and Company Options may not be tendered into the Offer. If you wish to tender Shares underlying options, you must first exercise your options (to the extent exercisable) in accordance with their terms in sufficient time to tender Shares received into the Offer. Under the Merger Agreement, Company Stock-Based Awards and Company Options will be subject to the following treatment:

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Company Stock-Based Awards. Each holder of a Company Stock-Based Award will be entitled to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the Per Share Price (as defined below) (less the purchase price per Share, if any, of such Company Stock-Based Award) by (ii) the total number of Shares then subject to such Company Stock-Based Award (as set forth in the applicable award and/or other agreements between Zix and the applicable holder) unless OpenText elects to assume or substitute some or all of the Company Stock-Based Awards in a manner contemplated by the applicable Zix equity plan.

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Company Options. Each holder of a Company Option will be entitled to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) (A) the excess, if any, of the amount of the Per Share Price less the exercise price per share of such Company Option (or (B), to the extent provided in an Employment Termination Benefits Agreement (as defined below), if greater, the fair value of the Company Option as determined by GAAP), by (ii) the total number of Shares then issuable upon exercise in full of such Company Option, unless OpenText elects to assume or substitute some or all of the Company Options in a manner contemplated by the applicable Company equity plan. Notwithstanding the foregoing or anything else to the contrary in the Merger Agreement, except as provided in an Employment Termination Benefits Agreement, with respect to any Company Options for which the exercise price per share of such Company Options is equal to or greater than the Per Share Price, such Company Options will be cancelled without any cash payment being made in respect thereof.

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Payment Procedures. Except to the extent Company Stock Based Awards or Company Options are assumed or substituted as described below, not later than the next regularly scheduled payroll date that is at least fifteen days following the Closing Date, the applicable holders of Company Stock-Based Awards and Company Options will receive a payment from Zix or the Surviving Corporation, through its payroll system or payroll provider, of any amounts required to be paid to such holders in respect of Company Stock-Based Awards or Company Options that are cancelled and converted as described above. Notwithstanding the foregoing, if any payment owed to a holder of Company Stock-Based Awards or Company Options (A) cannot be made through Zix’s or the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation will issue a check for such payment to such holder, which check will be sent to such holder promptly following the Closing Date, or (B) constitutes deferred compensation under Code Section 409A, then the timing of such payment will be made in a manner that is intended to comply with Code Section 409A so as not to result in adverse tax consequences thereunder for such holder. Notwithstanding the above, any payment (including, if applicable, payments in kind) to holders of Company Stock-Based Awards granted and subject to Israeli tax law shall be paid to a trustee, in full without any withholding of Taxes (provided that Zix obtained an Israeli interim tax ruling or an Israeli tax ruling prior to Closing) to be held and released in accordance with the provisions of Section 102 of the Israeli Tax Ordinance (if applicable) and the Israeli tax ruling, and for further distribution to the beneficial holders subject to the receipt (on or after Closing) by the trustee of a duly executed shareholder document or acknowledgement.

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Assumption of Awards. OpenText may, in its sole discretion, elect to assume or substitute some or all of the Company Stock-Based Awards or Company Options in a manner contemplated by the applicable Company equity plan (it being understood that for any Company Stock-Based Awards or Company Options subject to such assumption or substitution, no accelerated vesting will occur in connection with the consummation of the transactions contemplated in the Merger Agreement). In the event OpenText elects such treatment, it will notify Zix of such decision by no later than seven calendar days following the commencement of the Offer.

See Section 11 — “Purpose of the Offer and Plans for Zix; The Merger Agreement and Other Agreements — The Merger Agreement — Treatment of Company Stock-Based Awards and Company Options.”

What are the United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

See Section 5 — “Certain United States Federal Income Tax Consequences of the Offer and the Merger” for a more detailed discussion of the U.S. federal income tax consequences of the Offer and the Merger.

Who should I call or email if I have questions about the Offer?

You should call Georgeson LLC, the information agent for the Offer, at 888-505-6583. See the back cover of this Offer to Purchase.